LAW OFFICES	CORRESP.

ELIAS, MATZ, TIERNAN & HERRICK L.L.P.

12TH FLOOR

734 15TH STREET, N.W.

WASHINGTON, D.C. 20005

TELEPHONE: (202) 347-0300

FACSIMILE: (202) 347-2172

WWW.EMTH.COM

November 10, 2004

VIA EDGAR

Christian Windsor

Senior Attorney

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Home Federal Bancorp, Inc. of Louisiana

Registration Statement on Form SB-2

File No. 333-119026

Dear Mr. Windsor:

Attached for filing on behalf of Home Federal Bancorp, Inc. of Louisiana (the “Registrant”) is a complete copy of Pre-Effective Amendment No. 2 (the “Amendment”) to the Registration Statement on Form SB-2 previously filed by the Registrant. The Amendment is being filed in accordance with the requirements of Regulation S-T.

The Amendment reflects responses to the comments of the Staff set forth in a letter (the “Comment Letter”), dated November 8, 2004, to Daniel R. Herndon, President and Chief Executive Officer of the Registrant. In addition, the Amendment has been revised to reflect comments from the Office of Thrift Supervision. For ease of reference, the responses correspond numerically to each of Staff’s comments from the Comment Letter. References to page numbers in the responses below are to the black-lined, hard copy of the Amendment which is being provided supplementally to the Staff.

1.	Both sections of the prospectus have been revised to include an explanation of the downward adjustment resulting from Home Federal Bancorp’s market area and liquidity of its shares.

Christian Windsor

U.S. Securities and Exchange Commission

November 10, 2004

2.	A signed report of the independent auditor was included in the Edgar version of Amendment No. 1. However, a copy of the report is included in your marked copy of Amendment No. 2.

3.	We note that Item 601 of Regulation S-K requires that the legality opinion state that the securities when sold will be “legally issued, fully paid, and non-assessable.” We believe that due authorization is subsumed in the phrase legally issued even if not stated separately. (See Donald W. Glazer et al., Glazer and FitzGibbon On Legal Opinions: Drafting, Interpreting and Supporting Closing Opinions In Business Transactions 10.5, (2d ed. 2001)). Moreover, because the Company is currently in organization and presently does not have a board of directors, it is not presently possible to opine on the due authorization.

4.	The word “duly” has been deleted from the first sentence of the third paragraph on page 2 of the federal income tax opinion.

5.	The last sentence of the third paragraph on page 2 is amended to delete the portion that the SEC has indicated is “unclear.”

6.	Subparagraph number 20 has been amended to delete the reference to an assumption. A corresponding change has also been made to the prospectus.

7.	Exhibit 8.2 has been revised in response to this comment.

Closing Comments

The closing comments are noted.

* * *

We trust that the enclosed responds sufficiently to the staff’s comments as set forth in the Comment Letter. Please do not hesitate to call me at the above-listed number if there are any questions on the Amendment or if I can be of assistance in any way.

As always, the staff’s cooperation is greatly appreciated.

Very truly yours,

/s/ Kevin M. Houlihan
Kevin M. Houlihan

cc:	Daniel R. Herndon

Raymond A. Tiernan